John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS  66211
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

September 11, 2017

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	360 Funds (the “Trust”) (File Nos. 811-21726 and 333-219585)

Dear Ms. O’Neal-Johnson and Ms. Fettig:

On July 31, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Form N-14 registration statement (combined proxy statement/prospectus) (the “N-14 Filing”) relating to the proposed reorganization of the EAS Crow Point Alternatives Fund (the “Existing Fund”), a series of Northern Lights Fund Trust, with and into the EAS Crow Point Alternatives Fund (the “New Fund”), a series of the Trust (the Existing Fund and the New Fund may be referred to generally herein as the “Fund”).

We received comments separately from each of you relating to the Form N-14 Filing. The comments received from Ms. Fettig are labeled “Accounting Comments” and those received from Ms. O’Neal-Johnson are labeled “1940 Act Comments”). This letter responds to both sets of comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing an updated combined proxy statement/prospectus as a filing type, Form N-14/A. The filing will reflect the responses to the comments as described in this letter.

Accounting Comments

1.	Comment:	In the Q&A titled “How will the Reorganization affect the fees and expense that I pay as a shareholder of the EAS Crow Point Alternatives Fund . . .”, please review and revise the terms of the expense limitation agreement disclosure. The Fund may only make repayments to the adviser if such repayment does not cause the fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.

Response:
The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to the Fund, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
September 11, 2017

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

2.	Comment:	In the Q&A titled “What will happen if the Plan is not approved by shareholders . . .”, please enhance the disclosure to provide more detail on options that may be considered such as operation as a stand-alone fund, another merger, or liquidation.

Response:	The Trust has revised the disclosure as you have requested.

3.	Comment:	In the Summary / Comparison of Shareholder Fees and Annual Fund Operating Expenses, please confirm that the fees presented for the “New Fund” represent the current fees in accordance with Item 3 of Form N-14 and that they correspond with those presented in the 485A filing made for the New Fund.

Response:	The Trust’s administrator will update fees provided in the 485A (when it files as a 485B) and those in the Form N-14 so they correspond.

4.	Comment:	In the same section as noted in Comment 3 above, please add “pro forma” next to the New Fund column.

Response:	The Trust has revised the disclosure as you have requested.

5.	Comment:	Please update the Capitalization Table to be as of a date within 30 days of the filing date.

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
September 11, 2017

Response:	The Trust has revised the disclosure as you have requested.

6.	Comment:	In the section titled Valuation, please quantify what is meant by “materially different” in the below sentence.

Applying 360 Fund’s valuation policies after the Reorganization to the New Fund is not expected to result in material differences in the New Fund’s NAV compared to applying NLFT’s valuation policies to the Existing Fund prior to the Reorganization.

Response:
The administrator for the Trust has confirmed that the Trust’s valuation policies are not expected to result in differences in the New Fund’s NAV compared to applying NLFT’s valuation policies to the Existing Fund prior to the Reorganization.

7.	Comment:	Please advise if there will be a change in accountant for the Fund from the predecessor fund. If so, please confirm that the Trust will include the required change in accountant disclosure in the Fund’s next annual or semi-annual report. The Staff reminds the Trust that while this reorganization is a “shell” reorganization, the Staff considers there to be a change in accountant if the predecessor fund utilized the services of one accounting firm and the new fund following the reorganization will utilize the services of a different accounting firm.

Response:
The Fund will have a new accountant following the reorganization – BBD, LLP. The administrator of the Trust has confirmed to the Trust that it will include the appropriate change in accountant disclosure in the Fund’s next annual or semi-annual report.

8.	Comment:	In regards to this Fund, please review the fee table information on “interest and dividends on securities sold short.” The Commission staff is of the view that these line items should not necessarily be different among the classes as was reflected in the N-14 Filing.

Response:
The Trust has advised that the differences in expense ratios among the shares classes of the Existing Fund for the “Interest and Dividends on Securities Sold Short” among share classes is caused by the timing differences of accruals, changes in amounts of dividend/interest expense accruals and changes in allocation percentages to each share class between each accrual date. Over time, these differences eventually caused differences in the dividend/interest expense ratios between each share class.

9.	Comment:	Please review the fee tables for all share classes of the Fund. They do not seem to agree back to the April 30, 2017 audited expense ratios.

Response:
At the time that the Trust submitted the N-14 Filing the April 30, 2017 audited financials were not available for the Fund. The Trust has updated the fee tables and other relevant and related data (e.g., expense examples).

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
September 11, 2017

10.	Comment:	The Commission staff requested that the Trust represent that the fees included in the fee table of the Form N-14 are the “current fees” in accordance with Item 3 of Form N-14. In receiving this comment and discussing it in depth, the staff indicated that there is no definition of “current fees,” that the Trust should take into consideration publicly available information and that the concept of “current fees” is different than the information required by Item 3 of Form N-1A.

Response:
The Trust represents that the fees required to be presented in the proxy statement/prospectus as required by Item 3 of Form N-14 are based on the most recently available public filings for the Existing Fund and therefore are “current fees” as the Trust understands the concept of “current fees” based on conversations with the staff of the Commission.

11.	Comment:	Please add the language in the paragraph immediately following the bullets in the section titled “Board Considerations” to the Q&A that discusses the purpose of the reorganization.

Response:	The Trust has revised the disclosure as you have requested.

12.	Comment:	As a follow-up to Comment #11, if the Fund will now have a more focused strategy with regard to investments in illiquid securities, please add additional risk disclosure.

Response:
The Adviser has confirmed to the Trust that its strategy for the Fund, as compared to the Existing Fund, will not include more focus on investments in illiquid securities and, as such, the Trust has not added additional risk disclosure.

1940 Act Comments

13.	Comment:	Please provide the Staff with the legal opinion for the issuance of shares for the New Fund prior to the N-14 becoming effective.

Response:	The Trust has provided the legal opinion separately from this response letter.

14.	Comment:	As a follow up to Comment #13 above, after review of the legal opinion, the Staff would like the sentence beginning with “We note that we are not licensed…” to be removed. Please see SLB 19 issued October 14, 2011 section II.B.(3)(b) on carve outs.

Response:	The Trust has revised the legal opinion as you have requested.

15.	Comment:	On the proxy card, please add a box for a shareholder to check to vote for or against adjourning the Special Meeting.

Response:	The Trust has revised the disclosure as you have requested.

16.	Comment:	Although it is noted that the Adviser will pay for the costs associated with the reorganization and the Fund will not, please provide an estimate as to those costs. This may be included under the current heading “Costs and Expenses of the Reorganization.”

Ms. Deborah O’Neal-Johnson
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
September 11, 2017

Response:	The Trust has revised the disclosure as you have requested.

* * * * * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively